UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“2016 Interim Condensed Consolidated Financial Statements of Syngenta AG”

Herewith we are filing the Interim Condensed Consolidated Financial Statements of Syngenta AG, for the six months ended June 30, 2016. The full text is the following:

# # #

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below. They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

for the six months ended June 30, ($m, except share and per share amounts)	2016	2015
Sales	7,094	7,634
Cost of goods sold	(3,572)	(3,863)
Gross profit	3,522	3,771
Marketing and distribution	(1,029)	(1,077)
Research and development	(657)	(688)
General and administrative:
Restructuring	(104)	(166)
Other general and administrative	(381)	(274)
Operating income	1,351	1,566
Income from associates and joint ventures	5	5
Financial expense, net	(130)	(101)
Income before taxes	1,226	1,470
Income tax expense	(160)	(246)
Net income	1,066	1,224
Attributable to:
Syngenta AG shareholders	1,064	1,221
Non-controlling interests	2	3
Net income	1,066	1,224
Earnings per share ($):
Basic	11.58	13.29
Diluted	11.58	13.25
Weighted average number of shares:
Basic	91,907,359	91,866,548
Diluted (Note 4)	91,907,359	92,178,652

All activities were in respect of continuing operations.

Syngenta – July 22, 2016 / Page 1 of 18

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, ($m)	2016	2015
Net income	1,066	1,224
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:	(7)	(12)
Losses on equity investments designated at fair value through OCI
Actuarial losses of defined benefit post-employment plans	(655)	(110)
Income tax relating to items that will not be reclassified to profit or loss	148	16
	(514)	(106)
Items that may be reclassified subsequently to profit or loss:
Unrealized (losses)/gains on derivatives designated as cash flow and net investment hedges	(42)	60
Currency translation effects	(9)	(241)
Income tax relating to items that may be reclassified subsequently to profit or loss	63	(27)
	12	(208)
Total OCI	(502)	(314)
Total comprehensive income	564	910
Attributable to:
Syngenta AG shareholders	562	907
Non-controlling interests	2	3
Total comprehensive income	564	910

All activities were in respect of continuing operations.

During the six months ended June 30, 2016, in respect of cash flow hedges, losses of $58 million (2015: gains of $78 million) were recognized in OCI and losses of $16 million (2015: gains of $18 million) were reclassified from OCI to profit and loss. Income tax of $6 million was credited to OCI (2015: $18 million charged to OCI) in respect of these movements.

Syngenta – July 22, 2016 / Page 2 of 18

Condensed Consolidated Balance Sheet

($m)	June 30, 2016	June 30, 2015	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	1,960	832	1,141
Trade receivables	6,072	5,720	4,128
Other accounts receivable	941	770	845
Inventories	3,945	4,503	4,345
Derivative and other financial assets	411	347	401
Other current assets	349	257	338
Total current assets	13,678	12,429	11,198
Non-current assets:
Property, plant and equipment	3,389	3,557	3,383
Intangible assets	2,993	3,150	3,040
Deferred tax assets	849	1,098	783
Financial and other non-current assets	411	499	396
Investments in associates and joint ventures	173	192	177
Total non-current assets	7,815	8,496	7,779
Total assets	21,493	20,925	18,977
Liabilities and equity
Current liabilities:
Trade accounts payable	(3,836)	(3,913)	(3,311)
Current financial debt and other financial liabilities	(2,509)	(1,191)	(730)
Income taxes payable	(474)	(948)	(444)
Other current liabilities	(1,118)	(808)	(983)
Provisions	(210)	(283)	(193)
Total current liabilities	(8,147)	(7,143)	(5,661)
Non-current liabilities:
Financial debt and other non-current liabilities	(3,559)	(3,526)	(3,501)
Deferred tax liabilities	(595)	(644)	(668)
Provisions	(1,290)	(777)	(727)
Total non-current liabilities	(5,444)	(4,947)	(4,896)
Total liabilities	(13,591)	(12,090)	(10,557)
Shareholders’ equity:
Total shareholders’ equity	(7,881)	(8,816)	(8,401)
Non-controlling interests	(21)	(19)	(19)
Total equity	(7,902)	(8,835)	(8,420)
Total liabilities and equity	(21,493)	(20,925)	(18,977)

Syngenta – July 22, 2016 / Page 3 of 18

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, ($m)	2016	2015
Income before taxes	1,226	1,470
Reversal of non-cash items	505	575
Cash (paid)/received in respect of:
Interest and other financial receipts	150	219
Interest and other financial payments	(233)	(332)
Income taxes	(162)	(258)
Restructuring costs	(39)	(31)
Contributions to pension plans, excluding restructuring costs	(75)	(81)
Other provisions	(36)	(48)
Operating cash flow before change in net working capital	1,336	1,514
Change in net working capital:
Change in inventories	347	136
Change in trade and other working capital assets	(1,717)	(2,043)
Change in trade and other working capital liabilities	522	401
Cash flow from operating activities	488	8
Additions to property, plant and equipment	(157)	(190)
Purchases of intangible assets, investments in associates and other financial assets	(65)	(50)
Proceeds from disposals of non-current assets	20	24
Acquisitions and divestments, net	60	4
Cash flow used for investing activities	(142)	(212)
Increases in third party interest-bearing debt	1,838	1,407
Repayments of third party interest-bearing debt	(365)	(983)
Sales/(purchases) of treasury shares and options over own shares, net	33	64
Distributions paid to shareholders	(1,040)	(1,078)
Cash flow from/(used for) financing activities	466	(590)
Net effect of currency translation on cash and cash equivalents	7	(12)
Net change in cash and cash equivalents	819	(806)
Cash and cash equivalents at the beginning of the period	1,141	1,638
Cash and cash equivalents at the end of the period	1,960	832

Syngenta – July 22, 2016 / Page 4 of 18

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 2015	6	3,430	(458)	(96)	(282)	6,289	8,889	16	8,905
Net income						1,221	1,221	3	1,224
OCI				30	(250)	(94)	(314)	-	(314)
Total comprehensive income	-	-	-	30	(250)	1,127	907	3	910
Share-based payments and income tax thereon			145			(36)	109		109
Distributions paid to shareholders						(1,078)	(1,078)		(1,078)
Share repurchases			(11)				(11)		(11)
June 30, 2015	6	3,430	(324)	(66)	(532)	6,302	8,816	19	8,835
January 1, 2016	6	3,430	(421)	(72)	(1,042)	6,500	8,401	19	8,420
Net income						1,064	1,064	2	1,066
OCI				(43)	48	(507)	(502)	-	(502)
Total comprehensive income	-	-	-	(43)	48	557	562	2	564
Share-based payments and income tax thereon			87			(129)	(42)		(42)
Distributions paid to shareholders						(1,040)	(1,040)		(1,040)
June 30, 2016	6	3,430	(334)	(115)	(994)	5,888	7,881	21	7,902

A dividend of CHF 11.00 ($11.32) (2015: CHF 11.00 ($11.73)) per share was paid to Syngenta AG shareholders during the period.

Syngenta – July 22, 2016 / Page 5 of 18

Syngenta Group

Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a world leading agribusiness operating in the crop protection, seeds and lawn and garden markets. Crop protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape, and professional pest management products.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2016 and 2015 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”). They have been prepared in accordance with IAS 34, “Interim Financial Reporting” and with the accounting policies described in Notes 2 and 29 to Syngenta’s 2015 annual consolidated financial statements. Syngenta prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 21, 2016.

The condensed consolidated financial statements are presented in United States dollars ($) as this is the major currency in which revenues are denominated. Financial figures are presented in millions of dollars ($m) except where otherwise stated.

Impairment losses recognized on goodwill in interim financial statements are not reversed in the annual financial statements even if the decline in value which caused the impairment loss to be recognized has reversed by the end of the annual reporting period.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Syngenta – July 22, 2016 / Page 6 of 18

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors. Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season. Because many of Syngenta’s largest markets are in the northern hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half. Collections of trade accounts receivable from customers in these northern hemisphere markets largely occur during the second half of the year. As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

Note 3: Adoption of new IFRSs

Syngenta has adopted the following new or revised IFRSs from January 1, 2016. These IFRSs have not been early adopted and their adoption had no material impact on these condensed consolidated financial statements:

•	“Accounting for Acquisitions of Interests in Joint Operations”, Amendments to IFRS 11;

•	“Clarification of Acceptable Methods of Depreciation and Amortization”, Amendments to IAS 16 and IAS 38;

•	“Agriculture: Bearer Plants”, Amendments to IAS 16 and IAS 41;

•	Annual Improvements to IFRSs, 2012-2014 cycle;

•	“Disclosure Initiative”, Amendments to IAS 1.

Note 4: Business combinations, divestments and other significant transactions

Six months ended June 30, 2016

No acquisitions were completed in the six months ended June 30, 2016.

On March 15, 2016, Syngenta divested Syngenta Bioline Ltd. (“Bioline”), its beneficial insect breeding business. On June 1, 2016, Syngenta divested its manufacturing operations in Goa, India to Deccan Fine Chemicals India Private Ltd. Neither transaction had individually material proceeds nor led to a material gain or loss; the aggregate net gains on these divestments were $12 million. Deferred and contingent receipts and payments for acquisitions completed in prior periods were not material.

Public tender offer for Syngenta AG shares by CNAC Saturn (NL) B.V. (“the Offeror”)

CNAC Saturn (NL) B.V., a subsidiary of China National Chemical Corporation (ChemChina) is offering to acquire all publicly held Shares and American Depositary Shares (ADSs) of Syngenta for $465 per ordinary share in cash (“the Offer”). Syngenta and its Board of Directors have agreed to support the Offer. The Offer has been extended until September 13, 2016 and is conditional on acceptance by shareholders owning 67 percent of Syngenta AG issued shares and on regulatory approval by all competent merger control and other authorities. If the Offer becomes unconditional, Syngenta AG will pay a special dividend of CHF 5.00 per share immediately before the First Settlement of the Offer. The Offer price will not be adjusted for this dividend. In the event that ChemChina and/or its Subsidiaries hold between 90% and 98% of the voting rights in Syngenta after the Second Settlement of the Offer, ChemChina intends to merge Syngenta with a Swiss company directly or indirectly

Syngenta – July 22, 2016 / Page 7 of 18

controlled by ChemChina in accordance with articles 8 para. 2 and 18 para. 5 of the Swiss Merger Act, whereby the remaining public shareholders of Syngenta would be compensated (in cash or otherwise) and not receive any shares in the surviving company. In the event that ChemChina and/or its Subsidiaries hold more than 98% of the voting rights in Syngenta after the Second Settlement, the Offeror intends to request the cancellation of the remaining publicly held Syngenta Shares in accordance with article 137 of the Financial Markets Infrastructure Act (FMIA). ChemChina agreed to pay Syngenta an amount equal to $3 billion if, despite all other conditions of the Offer having been satisfied or still being capable of being satisfied, the Offer does not become unconditional and/or is terminated as a result of the failure to obtain Chinese regulatory approvals or antitrust approvals. In certain circumstances, if the Syngenta AG Board of Directors were to withdraw its support for the Offer and as a result the Offer is not successful or does not become unconditional, Syngenta would be required to pay ChemChina $848 million.

Change of control

Syngenta has identified the following contracts where completion of the Offer could trigger an impact:

Syngenta has the following long-term debt instruments outstanding which have a change of control clause under which holders may require early repayment if the credit rating of the instruments falls below Investment grade:

•	two US (SEC registered) bonds issued in March 2012 (face values $250 million and $500 million);

•	three US private placements issued in December 2005 (face values $75 million, $75 million and $100 million).

In accordance with the transaction agreement between Syngenta and ChemChina, after completion of the Offer until the earlier of (i) five years following the First Settlement and (ii) a re-listing of Syngenta's shares through an initial public offering, the consent of at least two independent directors of Syngenta AG is required for raising new debt or making distributions which would lower the rating of the Syngenta Group to a level below Investment grade. Syngenta does not expect these instruments to be called for early repayment in accordance with their change of control clauses.

Further, the current syndicated committed loan facility of $2,500 million (which serves as a backstop facility for the $2,500 million Global Commercial Paper program) has a change of control clause that provides for early termination unless renegotiated terms are agreed within 30 days. In order to address the risk of early termination, ChemChina has provided cover for the backstop facility, short-term financing and any refinancing needs via a committed $5,000 million Target Facilities Agreement accessible by Syngenta.

Syngenta entered into certain agreements which give the respective counterparties early termination rights on a change of control of Syngenta. Syngenta has recognized payments made under certain agreements as intangible assets. Exercise of termination rights on change of control could result in impairment losses or changes to amortization in future periods. Syngenta does not believe that such losses or changes will have a material impact on its consolidated income statement and balance sheet.

Syngenta – July 22, 2016 / Page 8 of 18

Amendments to Syngenta’s Equity Plans

On February 1 and 2, 2016 the Syngenta Board of Directors and the Compensation Committee of the Board of Directors, amended Syngenta’s Equity Plans for Directors and Employees, respectively. Under the amended terms of the Equity Plans, if the Offer is successful, all outstanding share awards and Restricted Share Units will be converted into Syngenta shares and deferral and vesting periods will be waived, share blocking/holding periods will be waived and matching shares will be granted, Performance Share Units will vest at target levels of performance and be converted into Syngenta shares, options will vest and their exercise periods lapse, and performance options will vest at target levels of performance and their exercise periods lapse. Phantom awards and ADSs will be treated in an analogous way to the above. Syngenta AG will settle all outstanding awards, other than Syngenta shares to which the Equity Plan participants have acquired valid title before the Offer becomes successful, in cash instead of Syngenta shares on the date of the Second Settlement.

As a result of these amendments, Syngenta has changed the accounting for all outstanding awards made under its Equity Plans, except for vested Syngenta shares, from equity-settled share based payment arrangements to cash-settled share based payment arrangements, in accordance with IFRS 2. The effect of this change was as follows:

•	$85 million credited to equity up to February 2, 2016 under equity-settled share based payment accounting was reclassified as a liability at that date;

•	$41 million share based payment expense was recognized in function expenses according to where the related personnel costs are charged for the six months ended June 30, 2016, in addition to the $29 million charge that would have been made under equity-settled share based payment accounting;

•	$155 million share based payment liabilities were recognized at June 30, 2016 within Other current liabilities.

The principal assumptions used to measure the share based payment expense and the fair value of the share based payment liability at June 30, 2016 were as follows:

•	Syngenta AG share price at June 30, 2016: ordinary shares: CHF 374.10; ADS: $76.79

•	Vesting period remaining at June 30, 2016: 6 months

•	Expected option term remaining at June 30, 2016: 6 months

•	Risk-free interest rate: CHF: -0.77%; $: 0.35%

•	Share price volatility: 12.51%

The valuation assumes that the Offer completes by the end of 2016. Because holders of unvested awards would receive the special dividend on completion as part of their cash settlement, a dividend yield of zero has been assumed.

Under cash-settled share based payment accounting, the fair value of the awards is charged to profit or loss and no equity instruments are assumed to be issued on settlement. Therefore, basic and diluted numbers of shares are the same.

Syngenta – July 22, 2016 / Page 9 of 18

Six months ended June 30, 2015

No acquisitions or divestments were completed in the six months ended June 30, 2015. The acquisition accounting for the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen was finalized during the period, with no material adjustments to the amounts reported in the 2014 annual consolidated financial statements. Goodwill on that acquisition was $12 million. Deferred and contingent receipts and payments for acquisitions completed in prior periods were not material.

During the period, Syngenta changed its contractual sales terms in Brazil to reduce the flexibility of distributors to return crop protection products. This change, together with the introduction of enhanced processes for forecasting and handling product returns, reduced the uncertainty over the amount of sales returns that may ultimately occur. Sales made after the change in terms have been recognized in accordance with delivery terms, subject to an allowance for returns. Sales made before the change were recognized as was done in prior years when distributors had sold Syngenta products on to growers. The effect of the change in contractual sales terms on the condensed consolidated income statement for the six months ended June 30, 2015 was to increase reported sales by $186 million, representing amounts invoiced to distributors on the revised terms which would have been recognized in a later period had the previous terms still been in force. The corresponding increase in net income for the six months ended June 30, 2015 was approximately $55 million. At June 30, 2015, $228 million of Brazil sales to distributors that had been made before the change in contractual terms, had not been sold on to growers and therefore had not been recognized as sales and receivables at that date.

Syngenta – July 22, 2016 / Page 10 of 18

Note 5: Segmental information

Syngenta is organized on a worldwide basis into five operating segments: the four geographic regions, comprising the integrated crop protection and seeds business, and the global Lawn and Garden business. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional.

No operating segments have been aggregated to form the above reportable segments.

For the six months ended June 30, 2016 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non-regional	Total integrated	Lawn and Garden	Group
Sales	2,692	2,115	1,041	910	-	6,758	336	7,094
Cost of goods sold	(1,265)	(1,113)	(552)	(489)	-	(3,419)	(153)	(3,572)
Gross profit	1,427	1,002	489	421	-	3,339	183	3,522
Marketing and distribution	(278)	(265)	(229)	(136)	(43)	(951)	(78)	(1,029)
Research and development	-	-	-	-	(631)	(631)	(26)	(657)
General and administrative	(99)	(65)	(40)	(30)	(233)	(467)	(18)	(485)
Operating income/(loss)	1,050	672	220	255	(907)	1,290	61	1,351
Income from associates and joint ventures								5
Financial expense, net								(130)
Income before taxes								1,226

For the six months ended June 30, 2015 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non-regional	Total integrated	Lawn and Garden	Group
Sales	2,882	2,230	1,170	1,027	-	7,309	325	7,634
Cost of goods sold	(1,353)	(1,194)	(622)	(542)	6	(3,705)	(158)	(3,863)
Gross profit	1,529	1,036	548	485	6	3,604	167	3,771
Marketing and distribution	(295)	(267)	(256)	(146)	(33)	(997)	(80)	(1,077)
Research and development	-	-	-	-	(662)	(662)	(26)	(688)
General and administrative	(135)	(46)	(31)	(23)	(198)	(433)	(7)	(440)
Operating income/(loss)	1,099	723	261	316	(887)	1,512	54	1,566
Income from associates and joint ventures								5
Financial expense, net								(101)
Income before taxes								1,470

All activities were in respect of continuing operations.

Syngenta – July 22, 2016 / Page 11 of 18

Note 6: General and administrative

Other general and administrative includes losses of $27 million (2015: gains of $28 million) on hedges of forecast transactions, which were recognized during the period. In 2016, Other general and administration includes $18 million charged for the cash-settlement treatment of equity plans discussed in Notes 4 and 7.

Note 7: Restructuring

For the six months ended June 30, ($m)	2016	2015
Accelerating operational leverage programs:
Cash costs	88	142
Non-cash impairment costs	1	16
Non-cash pension curtailment gain	(2)	(27)

Integrated crop strategy programs:
Cash costs	1	8

Acquisition and related integration costs:
Cash costs	59	18
Divestment gains, net	(12)	-

Other non-cash restructuring and impairment:
Other non-current asset impairments	10	9
Total restructuring	145	166

($m)	2016	2015
Reported as:
Cost of goods sold	3	-
Marketing and distribution	15	-
Research and development	5	-
Other general and administrative	18	-
Restructuring	104	166
Total restructuring	145	166

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the costs of analyzing and preparing for potential industry consolidation transactions, including costs associated with the ChemChina takeover offer, as well as the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Syngenta – July 22, 2016 / Page 12 of 18

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Six months ended June 30, 2016

Accelerating operational leverage programs

Cash costs of $88 million, including $12 million of severance and pension charges and $20 million of information system projects, consists of $32 million for projects to improve the effectiveness of back office support, $36 million for initiatives to restructure marketing and commercial operations, $13 million for Research and Development productivity projects, $5 million for activity to optimize production and supply and $2 million for project management. Non-cash impairment is a tangible asset write-down and the pension curtailment gain represents the difference between the cash costs for early retirements and the calculation of net pension curtailment costs according to IFRS, with regards to the Swiss defined benefit pension plan. Cash costs for early retirements were included in the cash costs of various projects described above.

Integrated crop strategy programs

The integrated crop strategy programs announced in 2011 are substantially complete and final costs in 2016 relate to the completion of certain projects initiated before the end of 2015.

Acquisition, divestment and related costs

Cash costs of $59 million include $41 million relating to the cash-settlement treatment of equity plans discussed in Note 4 above, $11 million of transaction costs and $7 million incurred for integration projects, including the divestment of the Goa manufacturing site and the subsequently cancelled projects to divest the Flowers and Vegetables businesses.

Divestment gains of $12 million consist of the aggregate gain on the sale of the Bioline beneficial insects breeding business and the sale of the manufacturing site in Goa.

Other non-cash restructuring

The other non-cash asset impairment is the write-down of a building in the US, now classified as held for sale.

Syngenta – July 22, 2016 / Page 13 of 18

Six months ended June 30, 2015

Accelerating operational leverage programs

Cash costs of $142 million, including $106 million of severance and pension charges, consisted of $50 million for initiatives to restructure marketing and commercial operations, $16 million for projects to drive efficiencies in territory commercial operations, $31 million to rationalize logistical operations and optimize production capacity, $28 million for Research and Development productivity projects, $12 million for projects to increase the effectiveness of back office support services and $5 million for project management. Non-cash impairment costs of $16 million consisted of tangible asset write-downs at two sites resulting from the projects to rationalize logistical operations and optimize production capacity. The non-cash pension curtailment gain related to the Swiss defined benefit pension plan and is discussed above in relation to 2016.

Integrated crop strategy programs

Cash costs of $8 million included $6 million of charges for the transfer of certain system and process management activities to the internal service center in India, including $1 million for information system projects, $1 million to restructure the integrated Research and Development function and $1 million to restructure the Human Resource organization.

Acquisition, divestment and related costs

Cash costs of $18 million included $5 million incurred to integrate previous acquisitions, mainly the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, PSB, MRI and Sunfield, and $13 million of transaction charges, including those related to uncompleted transactions.

Other non-cash restructuring

Other non-current asset impairments of $9 million included $7 million of impairment of exclusive distribution rights where the distribution agreement was terminated and $2 million for two other intangible asset impairments.

Note 8: Non-cash items included in income before taxes

For the six months ended June 30, ($m)	2016	2015
Depreciation, amortization and impairment of:
Property, plant and equipment	171	185
Intangible assets	105	103
Deferred revenue and other gains and losses	(9)	(7)
Charges in respect of equity-settled share based compensation	-	35
Charges in respect of provisions, net of reimbursements	111	187
Financial expense, net	130	101
Losses/(gains) on hedges reported in operating income	2	(24)
Income from associates and joint ventures	(5)	(5)
Total	505	575

Syngenta – July 22, 2016 / Page 14 of 18

Note 9: Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and research and development facilities in Switzerland, the UK, the USA and India, movements in currencies impact Syngenta’s business performance. The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average six months ending June 30,		June 30,	June 30,	December 31,
Per $		2016	2015	2016	2015	2015
Brazilian real	BRL	3.70	2.97	3.21	3.10	3.90
Swiss franc	CHF	0.99	0.95	0.98	0.93	0.99
Euro	EUR	0.90	0.89	0.90	0.89	0.92
British pound sterling	GBP	0.69	0.66	0.74	0.64	0.68
Russian ruble	RUB	70.55	58.90	64.23	55.62	73.89
Ukraine hryvnia	UAH	25.49	20.89	24.87	21.02	23.79

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period-end rates were used for the preparation of the condensed consolidated balance sheet.

Note 10: Issuances, repurchases and repayments of debt and equity securities

Six months ended June 30, 2016

During the six months ended June 30, 2016, no shares were repurchased. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to the 2015 annual consolidated financial statements.

On January 29, 2016, the terms of Syngenta’s $1.5 billion committed, revolving, multi-currency syndicated credit facility were amended to increase its amount to $2.5 billion. The facility supports the Global Commercial Paper program which provides short-term funding for working capital fluctuations due to the seasonality of the business, and will mature in 2019.

Six months ended June 30, 2015

During the six months ended June 30, 2015, Syngenta repurchased 32,000 of its own shares at a cost of $11 million which were to be used to meet future requirements of share based payment plans. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

During the six months ended June 30, 2015, Syngenta repaid a Eurobond with principal of EUR 500 million at maturity, and issued a EUR 500 million Eurobond with a coupon rate of 1.25 percent and a maturity date in September 2027.

Syngenta – July 22, 2016 / Page 15 of 18

Note 11: Financial instruments

The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and a reconciliation to where they are presented on the balance sheet at June 30, 2016 and December 31, 2015. The fair value hierarchy is shown for those financial assets and liabilities that are carried at fair value in the condensed consolidated balance sheet.

	Carrying amount (based on measurement basis)
At June 30, 2016 ($m)	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Mandatorily measured at fair value through profit and loss		75	75	75
At amortized cost			5,997	5,997
Total			6,072	6,072
Derivative and other financial assets:
Derivative financial assets	6	95	101	101
At amortized cost			310	310
Total			411	411
Financial and other non-current assets:
Equity investments at fair value through OCI	-	68	68	68
Derivative financial assets	-	51	51	51
Loans, receivables and pooled investments:
at fair value through profit and loss	46	6	52	52
at amortized cost			48	48
Other, not carried at fair value			192
Total			411
Current financial debt and other financial liabilities:
Derivative financial liabilities	-	336	336	336
Non-derivative financial liabilities at amortized cost			2,173	2,173
Total			2,509	2,509
Financial debt and other non-current liabilities:
Derivative financial liabilities	-	250	250	250
Non-derivative financial liabilities at amortized cost			3,272	3,434
Non-financial liabilities			37
Total			3,559

Syngenta – July 22, 2016 / Page 16 of 18

	Carrying amount (based on measurement basis)
At December 31, 2015 ($m)	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Mandatorily measured at fair value through profit and loss		105	105	105
At amortized cost			4,023	4,023
Total			4,128	4,128
Derivative and other financial assets:
Derivative financial assets	6	128	134	134
At amortized cost			267	267
Total			401	401
Financial and other non-current assets:
Equity investments at fair value through OCI	2	71	73	73
Derivative financial assets	-	29	29	29
Loans, receivables and pooled investments:
at fair value through profit and loss	51	7	58	58
at amortized cost			45	45
Other, not carried at fair value			191
Total			396
Current financial debt and other financial liabilities:
Derivative financial liabilities	-	115	115	115
Non-derivative financial liabilities at amortized cost			615	615
Total			730	730
Financial debt and other non-current liabilities:
Derivative financial liabilities	-	267	267	267
Non-derivative financial liabilities at amortized cost			3,197	3,218
Non-financial liabilities			37
Total			3,501

The levels of fair value hierarchy used above are defined as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

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The valuation techniques and inputs used by Syngenta to derive level 2 fair value measurements of the above financial assets and liabilities are as described in Note 29 to Syngenta’s 2015 annual consolidated financial statements.

At June 30, 2016, the fair values of equity securities at fair value through OCI which are level 3 measurements were $68 million (December 31, 2015: $71 million) and are shown in the level 2 column above. During the six month periods ended June 30, 2016 and 2015, there were no material movements in those equity securities or their fair values; no transfers between the fair value and amortized cost categories; no material transfers between level 1 and level 2 of the fair value hierarchy; nor into or out of level 3 of the fair value hierarchy.

Note 12: Commitments and contingencies

($m)	June 30, 2016	December 31, 2015
Commitments for the purchase of:
Property, plant and equipment	125	134
Raw materials	1,290	947
Other commitments	140	135
Total	1,555	1,216

Note 13: Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

Syngenta – July 22, 2016 / Page 18 of 18

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	July 22, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel